EXHIBIT 99.1

Western Copper and Gold Commences Drill Campaign at Casino

VANCOUVER, British Columbia, June 03, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) is pleased to announce the commencement of an approximately 10,000 meter drill program at its wholly owned Casino Copper-Gold Project (“Casino”).

CASINO DRILL CAMPAIGN

The drill campaign primarily consists of in-fill drilling of inferred mineralization located in the 22-year pit outlined by the January 25, 2013 Casino Project Feasibility Study (the “Feasibility Study”).  Drilling will be performed by two diamond drill rigs, and will consist of holes between 150 meters and 400 meters in depth.  It is expected that drilling will commence this week and be completed by the end of the third quarter.

The goal of the drilling campaign is to convert inferred mineralization to indicated mineralization, which would have a number of positive effects on the Casino project, including:

  Increasing the overall tonnage of indicated mineralization, which in turn increases the amount of material that potentially becomes reserves in future economic studies, thus increasing projected mine life.
  Potentially lowering the overall strip ratio, as in the Feasibility Study inferred mineralization located in the Casino pit was considered to be waste.
  Providing more accurate quantities of ore and waste, which will allow for more detailed engineering of the tailings and mine waste facility outlined in the Best Available Tailings Technology Study (see news release dated November 5, 2018).

Paul West-Sells, President and CEO, stated “We are excited to be drilling again at the Casino Project and optimistic that the expected updated resource will take one of the largest, economic, copper-gold deposits located in one of the most mining friendly jurisdictions in the world – Yukon, Canada and make it larger, more economic, and more robust.”

Technical information in this news release has been reviewed and approved by Jack McClintock, P.Geo, and a ‘Qualified Person’ as defined under Canadian National Instrument 43.101.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.